Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 15, 2013

BY EDGAR

Ms. Ashley Vroman-Lee

Insured Investments Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Life Insurance Company (“TLIC”)

Separate Account VA B (“Registrant”)

Initial Form N-4 Registration Statements Under the Securities Act

and Post-Effective Amendments Under the 1940 Act

Relating to Separate Account Consolidations

Ms. Vroman-Lee:

On behalf of the above-named Registrant, filed contemporaneously herewith are electronically formatted copies of 6 initial registration statements (“Registration Statements”) under the Securities Act of 1933 (“Securities Act”) and amendment nos. 114 through 119 under the Investment Company Act of 1940 (“1940 Act”).

To facilitate the Securities Exchange Commission (“SEC”) staff’s review of the Registration Statements, we submit the information below.

1. Separate Account Consolidation

The Registration Statements are being filed in connection with the proposed consolidation (“Consolidation”) of certain separate accounts (“Consolidating Accounts”) of TLIC into the Registrant. The Consolidation is scheduled to occur after the close of business on April 30, 2013 (“Consolidation Date”). The Consolidation requires that TLIC file initial Form N-4 registration statements under the Securities Act for variable contracts (“Contracts”) currently supported by the Consolidating Accounts. The Consolidating Accounts and the Contracts currently supported by the Consolidating Accounts are as follows:

Consolidating Account	Contract Name(s)	Current Securities Act File No.

Separate Account VA C	Transamerica Extra Variable Annuity Members Extra Variable Annuity	333-83957

Separate Account VA EE	Transamerica Principium II Variable Annuity	333-149336

Separate Account VA M	Income Elite Variable Annuity	333-177584

Separate Account VA W	Transamerica Liberty Variable Annuity Members Liberty Variable Annuity	333-116562

Separate Account VA X	Transamerica Advisor Elite Variable Annuity	333-125817

Separate Account VA Y	Transamerica Axiom Variable Annuity	333-131987

The Registration Statements also are being filed to reflect disclosure changes associated with the regular annual update of registration statements for the Contracts.

Ms. Ashley Vroman-Lee

April 15, 2013

2 | Page

2. Response to SEC Staff Comments

On February 19, 2013, TLIC provided the SEC staff with an advance draft of a sample registration statement for the Transamerica Extra Variable Annuity reflecting the Consolidation. On April 8, 2013, Michael Kosoff and Ashley Vroman-Lee provided the SEC staff’s comments on the sample registration statement via telephone to TLIC’s counsel, Jorden Burt LLP. The SEC staff requested that the description of the Consolidation on page 106 of the draft prospectus for the Transamerica Extra Variable Annuity include a statement that the subaccounts available under the policy will not change as a result of the Consolidation. In response to the SEC staff’s comment, TLIC has added the requested disclosure to each of the Registration Statements. Except for changes related to the Consolidations, the Registration Statements do not contain changes that would render them ineligible to become effective under Rule 485(b) of the Securities Act.

In connection with the filings described herein, the Registrant acknowledges the following:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the SEC from taking any action with respect to the filings;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the SEC under the federal securities laws of the United States, except to the extent legally permissible.

3. Timetable for Effectiveness

I respectfully request that the that the SEC staff process the Registration Statements so that they may be declared effective on May 1, 2013 in order to maintain continuous registration of the Contracts following the Consolidation.

At the appropriate time, Registrant or its counsel, Jorden Burt LLP, will orally request acceleration of the effectiveness of the Registration Statements pursuant to Rule 461 under the Securities Act. Registrant and its principal underwriter has authorized its counsel to state on its behalf that it is aware of its obligations under the Securities Act.

Please direct any question or comment to me at (319) 355-3912 or to Chip Lunde (202-965-8139).

Sincerely,

/s/ Jared A. Yepsen
Jared A. Yepsen
Attorney

cc:	Michael Kosoff, Esq.

Securities and Exchange Commission

Chip Lunde

Jorden Burt LLP